UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                               (AMENDMENT NO. 2)


                             3DX TECHNOLOGIES INC.
                               (Name of Issuer)


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)


                                   88554G109
                                (CUSIP Number)


           Kevin S. Moore                          With copies to:
     c/o Ninth Floor Corporation               Charles D. Bybee,  Esq.
  One Rockefeller Plaza, 31st Floor          Davis, Graham & Stubbs LLP
         New York, NY 10020                  370 17th Street, Suite 4700
           (212) 977-6900                      Denver, Colorado  80202
                                                   (303) 892-9400



          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               DECEMBER 30, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 pages

CUSIP No. 88554G109            SCHEDULE 13D/A                 Page 2 of 6 Pages



  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CWS Limited-Liability Company   #13-3758882

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        AF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          1,347,716
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                       1,347,716

                 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,347,716

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 14.28% based upon (i) 9,153,854 shares of Common Stock outstanding as of the date hereof, and (ii) the issuance of 286,411 shares of Common Stock pursuant to certain anti-dilution rights.

 14  TYPE OF REPORTING PERSON*

        OO

3DX Technologies Inc.                                        Page 3 of 6 Pages
Schedule 13D/A                                               December 30, 1998


ITEM 1.     SECURITY AND ISSUER.

      This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of 3DX Technologies Inc. (the "Company"). The address of the Company's principal executive offices is 12012 Wickchester, Suite 250, Houston, Texas 77079.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c) This Statement is being filed by CWS Limited-Liability Company (the "Reporting Person"). The Reporting Person is a Nevada limited liability company that was formed to acquire and hold for investment (i) interests in partnerships and limited liability companies in the oil and gas exploration and production business and (ii) stocks, bonds and other marketable securities. The principal business and office address of the Reporting Person is One Rockefeller Plaza, 31st Floor, New York, New York 10020. The manager of the Reporting Person is Ninth Floor Corporation, a New York corporation, whose principal business address is One Rockefeller Plaza, 31st Floor, New York, New York 10020.

      (d) - (e) During the last five years, neither the Reporting Person nor its manager, Ninth Floor Corporation, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Not applicable.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The shares of Company Common Stock owned by the Reporting Person were purchased as follows:

            (i) 877,228 shares of Company Common Stock were purchased on June 10, 1998 (the "Closing Date") in accordance with the terms of that Common Stock Subscription Agreement, dated as of June 3, 1998 (the "Subscription Agreement"), by and among the Company and various purchasers including the Reporting Person (the "Purchasers"), in consideration for a cash payment by the Reporting Person of $1,315,842.

            (ii) 295,042 shares of Company Common Stock were purchased on December 30, 1998 in a private sale by and among Centennial Associates, L.P., Centennial Energy Partners, L.P., Tercentennial Energy Partners, L.P. and Quadrennial Partners, L.P. (collectively,

3DX Technologies Inc.                                        Page 4 of 6 Pages
Schedule 13D/A                                               December 30, 1998


   the "Centennial Entities") and various purchasers including the Reporting Person, in consideration for a cash payment by the Reporting Person of $88,512.60.

            (iii) 190,940 shares of Company Common Stock are required to be issued to the Reporting Person (but have not been issued as of the date hereof) in accordance with antidilution rights set forth in the Subscription Agreement and as a result of the shares purchased by the Reporting Person under clauses (i) and (ii) of this Item 3.

      The funds used for the purchase of the Common Stock were contributed to the Reporting Person by its members.


ITEM 4.     PURPOSE OF TRANSACTION.

      All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

      The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D, except as follows:

            (a) under the Subscription Agreement, the Reporting Person has the right to receive additional shares of Company Common Stock if (i) within six months of the Closing Date, the Company (x) issues shares of Common Stock (other than as contemplated by this Agreement) in excess of 100,000 shares (and exclusive of share issuances pursuant to the Company's existing benefit plans) or other securities convertible into shares of Common Stock at a price, or in the case of convertible securities with any conversion price, per share of Common Stock that is less than $1.50, or
      (y) participates in, or enters into negotiations for, a merger, consolidation or other business combination transaction that is consummated (even if consummated beyond such six-month period) whereby the other party to such transaction acquires more than 50% of the Company's then issued and outstanding Common Stock or substantially all of the Company's assets, which transaction results in the Company's Common Stockholders receiving consideration with a fair market value per share (determined in good faith by the Company's Board of Directors after consultation with the Purchasers) that is less than $1.50, or (ii) within 120 days of the Option Closing Date (as such term is defined in the Subscription Agreement), the Company is unable to cause a registration statement, covering the shares of Common Stock issued to the Reporting Person in accordance with the Subscription Agreement, to be filed with and declared effective by the Securities and Exchange Commission.

3DX Technologies Inc.                                        Page 5 of 6 Pages
Schedule 13D/A                                               December 30, 1998


            (b) - (c) not applicable.

            (d) pursuant to the terms of the Subscription Agreement, the Reporting Person, together with the other Purchasers, has the right, subject to certain events, to (i) designate a representative that is entitled to attend (but not to vote at) all meetings of the board of directors of the Company and each meeting of any committee thereof and receive information with respect thereto, or (ii) designate one individual to be appointed to the Company's board of directors.

            (e) - (f) not applicable.


ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

      (a) - (b) The Reporting Person beneficially owns 1,347,716 shares of Company Common Stock. The Reporting Person's current beneficial ownership represents approximately 14.28% of the shares of Company Common Stock. The Reporting Person has sole voting and dispositive power over 1,347,716 shares of Company Common Stock.

      (c) Other than the purchase of shares of Common Stock from the Centennial Entities the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:  Common Stock Subscription Agreement dated as of June 3,
                        1998, among the Company, Susan Morrice, Minnowburn Corporation, CWS Limited-Liability Company, Centennial Energy Partners, L.P., Tercentennial Energy Partners, L.P., Quadrennial Partners, L.P., Centennial Overseas Fund, LTD, Investment 11, LLC, Donald D. Wolf, Altira Group LLC, James R. Newell, Alex B. Campbell, Paul D. Favret and Wayne W. Williamson (incorporated herein by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated June 10, 1998 and filed with the Securities and Exchange Commission on June 16,
                        1998).

3DX Technologies Inc.                                        Page 6 of 6 Pages
Schedule 13D/A                                               December 30, 1998


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 10, 1999            CWS LIMITED-LIABILITY COMPANY

                                    By: Ninth Floor Corporation, its Manager


                                    By: /s/ Kevin S. Moore
                                       ---------------------------------------
                                        Kevin S. Moore, Vice President